EXHIBIT 99.1

CONSOLIDATED MERCANTILE                                                                                                                                                                                                                                        GENTERRA INC.
INCORPORATED

JOINT NEWS RELEASE

Consolidated Mercantile Incorporated
and
Genterra Inc.
Announce Modification to Share Exchange on Proposed Amalgamation

TORONTO, April 2, 2009 - Consolidated Mercantile Incorporated: (“CMI”) (TSX: “CMC”; OTC: “CSLMF.PK”) and Genterra Inc. ("Genterra") (TSX-V: "GIC") announced today that their respective boards of directors (the “Boards”) have approved a modification to the share exchange ratios to be applied in connection with the proposed amalgamation of the two companies (the “Amalgamation”).

Based upon the advice of independent valuation experts, it had initially been proposed that the common shares of CMI would be exchanged for common shares of the amalgamated company (“Amalco”) on the basis of 3.6 common shares of Amalco for each common share of CMI, and one common share of Amalco for each common share of Genterra.

The Boards of Genterra and CMI continue to be satisfied with their determination as to the respective common share values of Genterra and CMI, but upon further consideration have concluded that a better basis for effecting the share exchange is that each common share of CMI be exchanged for one Amalco common share and each 3.6 common shares of Genterra be exchanged for one Amalco common share.  While this modification to the share exchange does not give rise to any change in the relative valuations, it will result in a reduction in the total number of common shares of Amalco issued upon the Amalgamation.  The boards believe that such a reduction will benefit the Amalco shareholders as it will enhance the prospects for an increased trading price for the Amalco common shares and compliance with market listing requirements.

In order for the proposed Amalgamation transaction to become effective, all applicable corporate, shareholder and regulatory approvals must first be obtained.  There can be no assurance that the Amalgamation will be completed as proposed or at all.  Investors are cautioned that, except as disclosed in publicly disseminated press releases of either CMI or Genterra or the CMI and Genterra Information Circulars to be prepared in connection with the Amalgamation, any information released or received with respect to the proposed transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of CMI and Genterra should be considered speculative at this time based on the information contained herein.

CMI is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries.

Genterra Inc. is a management holding company whose assets include rental real estate properties and investments.

"Safe Harbor" statement under the Private Securities Reform Act of 1995:

This release contains forward-looking statements which reflect the current views of the respective management of CMI and Genterra as to future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the filings made by each of CMI and Genterra with securities regulatory authorities. These forward-looking statements represent the judgment of CMI and Genterra, respectively, as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

Disclaimer: Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Consolidated Mercantile Incorporated 106 Avenue Road Toronto, ON M5R 2H3 Attention: Stan Abramowitz, Secretary (416) 920-0500 Ext. 227	Genterra Inc. 106 Avenue Road Toronto, ON M5R 2H3 Attention: Stan Abramowitz, Secretary (416) 920-0500 Ext. 227